Filed by Journal Communications, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Act of 1934

Subject Company: Journal Communications, Inc.

Commission File No.:  1-31805

Date: August 28, 2014

Transaction update

Email from Steve Smith to all employees

[Subject line:] Transaction update and latest Q&A

Good morning, everyone,

We’ve received a lot of positive feedback from employees and investors about our planned transaction with the E. W. Scripps Company. We truly believe this transaction will create value for both companies’ shareholders and provide significant benefits to two focused businesses in the future.

Scripps will expand its broadcast footprint to 27 markets, notably in many active political regions, creating significant retransmission revenue upside and digital revenue potential across a larger TV and radio platform.

The new Journal Media Group, which will launch without debt and without significant qualified pension plan obligations, will deliver compelling print and digital products in 14 markets.

Both organizations — which will be separate, independent companies — will have strong balance sheets that will allow them to build and invest in their businesses.  We’re very excited about the opportunities the transaction gives to each company and its shareholders.

Latest Q&A

Attached is another series of Q&A representing questions we expect you may have about benefits, including some questions sent by employees to the AskJournal@jrn.com mailbox.

Next up, we hope to address some of the business and operations-focused questions we’ve received, though please understand that most of the information on the organization or technology resources of each company is not yet available.

Please continue to use the AskJournal@jrn.com mailbox to ask questions. When you send questions to the mailbox, it helps us understand the types of questions employees currently have.  We are unfortunately unable to answer many questions immediately, not only because there are answers we simply don’t know yet, but also because we need to share consistent information with all employees and file it with the SEC as well, rather than providing personalized responses.  Continuing to send questions to AskJournal@jrn.com will help us determine questions that we should try to prioritize answering in future communications.

Project Kickoff in Indianapolis

Earlier this week, groups from Journal and Scripps met in Indianapolis to kick off the transition planning effort.  Bringing together functional representatives from key areas within each company was an efficient way to help us create a structure for transition planning and also simply get to know each other.

Meeting participants representing Legal; HR; IT; television, radio and newspaper operations; TV and radio engineering; Finance; Treasury; Accounting; Risk & Audit; and Digital met in work groups to begin creating planning documents to help them navigate the coming weeks and months. These groups will now begin to meet regularly to execute their plans.

Please note that the meeting did not include any major decisions on staffing, organizational structure, technology systems, etc., and no new information was presented regarding timing for decisions on these areas. This meeting focused on the process for reaching decisions on these matters and the process for completing the large amount of transition work, which is expected to take months.

While we work on transition planning, thank you for continuing to focus on “business as usual” and excellence in all of our operations.

Next Steps

We are still working toward a closing date in 2015. In the coming months, we along with our colleagues from Scripps will work as quickly as possible to satisfy all of the necessary regulatory obligations, hold our shareholder votes, and complete this transaction.

We have filed our materials in compliance with the Hart-Scott-Rodino Act and completed key FCC filings. We have no reason to believe there will be any material ownership conflicts or other significant issues with the FCC.

After we complete our SEC filings, Journal Communications’ shareholders will vote on the transaction. Though we do not yet know the exact timing of the shareholder vote, all of you who are shareholders will receive materials in the mail that will outline the timing and process.

A number of Broadcast employees have asked when they’ll hear from Scripps leadership. I’m pleased to share that management from both Journal and Scripps have begun visiting stations and plan to visit others in the coming months. This will hopefully help introduce the Scripps team to you and give you the opportunity to ask them some questions directly.

On the Publishing side, Tim Stautberg plans to visit regularly and hopes to meet with employees to hear from you, provide you with updates, and answer some of your questions.

Thank You

Thank you to everyone who has been hard at work conducting business since we announced the transaction. We are fortunate to have a great team to help us deliver relevant, differentiated content in our local markets and help our company and colleagues succeed every day.

Steve

Additional Information and Where to Find It

The proposed transactions involving Journal and Scripps will be submitted to the holders of class A and class B common stock of Journal and to the holders of Common Voting shares of Scripps for their consideration. In connection with the proposed transactions, Scripps will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus to be filed with the Securities and Exchange Commission (the “SEC”), and each of Journal and Scripps will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed transactions with the SEC. Journal urges investors and shareholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information.  Investors and shareholders will be able to obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Journal upon request to Jason R. Graham, Senior Vice President - Finance and Chief Financial Officer, at 414-224-2440 or jgraham@jrn.com, or from Scripps Investor Relations, Carolyn Micheli, at carolyn.micheli@scripps.com or 513-977-3732.

Forward-Looking Statements

This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Journal and the combined businesses of Journal and Scripps and certain plans and objectives of Journal with respect thereto, including the expected benefits of the proposed spin and merger transactions. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, licensing requirements and tax matters; and the possibility that the proposed transactions do not close, including, but not limited to, due to the failure to satisfy the closing conditions. These forward-looking statements are based on numerous assumptions and assessments made by Journal in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication.  Journal does not assume any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties can be found in Journal’s Annual Report on Form 10-K for the fiscal year ended December 29, 2013 and in its reports filed on Form 10-Q and Form 8-K.

Participants in Solicitation

Journal, Scripps and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transactions under the rules of the SEC.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transactions will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.  You can find information about Journal’s directors and executive officers in its Annual Report for the year ended December 29, 2013 on Form 10-K filed with the SEC on March 10, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014.  You can find information about Scripps’s directors and executive officers in its Annual Report for the year ended December 31, 2013 on Form 10-K filed with the SEC on March 4, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014.  These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication is not a solicitation of a proxy from any investor or shareholder.